Exhibit 99.1

ETAO INTERNATIONAL CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data)

	As of
	6/30/2023	12/31/2022
Assets
Current assets:
Cash	$772,048	$693,781
Restricted Cash	1,327,463	-
Accounts Receivable	1,211,866	1,425,824
Advances to Suppliers	4,069	66,638
Other Receivables and prepayments	55,526	59,682
Inventory	115,512	301,810
Total current assets	3,486,484	2,547,735

Property, plants and equipment, net	185,979	173,342
Intangible assets, net	22,780	24,005
Longterm prepaid expenses	(15,362)	-
Right-of-use assets	447,645	471,716
Related party receivable	300,975	147,385
Total non-current assets	942,017	816,448
TOTAL ASSETS	$4,428,501	$3,364,183

Liabilities
Current liabilities:
Bank Loans	$137,574	$166,717
Accounts Payable-Trade	222,494	342,446
Customer Advances	285,265	310,548
Accrued expenses and other Payables	426,498	419,887
Operating lease payable, current	116,747	123,025
Total current liabilities	1,188,578	1,362,623

Note payable	1,319,487	-
Related party payable	84,513	597,387
Operating lease payable, non-current	303,431	319,748
TOTAL LIABILITIES	2,896,009	2,279,758

Commitments and contingencies

Equity
Class B ordinary shares		330
Class A ordinary shares (US$0.0001 par value per share; 96,700,000 shares issued and outstanding as of December 31, 2022	9,670	9,670
Additional Paid in Capital	877,742,498	877,742,498
Accumulated deficit	(876,019,100)	(876,517,003)
Accumulated other comprehensive loss	(176,551)	(100,955)
Etao’s shareholders’ equity	1,556,517	1,134,540
Non-controlling Interest	(24,025)	(50,115)
TOTAL EQUITY	1,532,492	1,084,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,428,501	$3,364,183

ETAO INTERNATIONAL CO., LTD AND SUBSIDIARIES,
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data)

	For the six months ended June 30,
	2023	2022
Net revenue	$1,923,283	$1,093,836
Cost of revenue	(1,209,423)	(603,592)
Gross profit	713,860	490,244

Operating expenses:
Selling expense	(350,936)	(76,055)
General and administrative	(1,857,617)	(133,875)
Research and developing Expense	(22,055)	-
Total operating expenses	(2,230,608)	(209,930)
Income (loss) from operations	(1,516,748)	280,314

Other income (loss):
Other income	38,053	2,371
Interest income	2,918	-
Interest expense	(4,004)	(3,694)
Other expenses	(352)	(2,322)
Total other income/(loss)	36,615	(3,645)

Profit (loss) before income tax expense	(1,480,133)	276,669

Income tax expense	(7,146)	(614)
Net profit (loss) from continuing business	$(1,487,729)	$276,055

Non-controlling interest (income) loss	(24,700)	(79,812)
Net profit (loss) attributed to shareholders	(1,511,979)	196,243
Other comprehensive income (loss):
Foreign currency translation loss, net of income taxes	(75,596)	(16,716)
Total comprehensive income (loss)	$(1,587,575)	$179,527

Loss per ordinary share, basic and diluted	(1.15)
Weighted average number of ordinary shares outstanding, basic and diluted	102,445,851